Exhibit 10


                           KIRKPATRICK & LOCKHART LLP
                         1800 Massachusetts Avenue, N.W.
                             Washington, D.C. 20036




                                  June 2, 1997



The Dreyfus/Laurel Funds Trust
200 Park Avenue - 55th Floor
New York, New York 10166

Dear Sir or Madam:

      The Dreyfus/Laurel Funds Trust ("Trust") is an unincorporated voluntary association organized under the laws of the Commonwealth of Massachusetts on March 30, 1979. We understand that the Trust is about to file Post-Effective Amendment No. 105 to its Registration Statement on Form N-1A. You have requested our opinion regarding certain matters in connection with the issuance of shares of beneficial interest ("Shares") in the series of the Trust designated Dreyfus Premier Limited Term High Income Fund ("Fund").

      We have, as counsel, participated in various business and other proceedings relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of minutes of meetings of its board of trustees and other documents relating to its organization and operation, and we are generally familiar with its affairs. Based upon the foregoing, it is our opinion that the authorized but unissued shares of beneficial interest of the Trust may be sold in accordance with the Trust's Declaration of Trust and By-Laws and subject to compliance with the Securities Act of 1933, the Investment Company
Act of 1940 and applicable state laws regulating the offer and sale of securities and, when so sold, will be legally issued, fully paid and non-assessable.

      The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that creditors of, contractors with, and claimants against the Trust or any Series shall look only to the assets of the Trust or the appropriate Series for payment. It also requires that notice of such disclaimer be given in each note, bond, contract, certificate, undertaking or instrument made or issued by the officers or the trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (1) for indemnification from the assets of the appropriate Series for all loss and expense of any shareholder held personally liable for the obligations of the Trust or any Series by virtue of ownership of shares of such Series; and (ii) for the appropriate Series to assume the defense of any claim against the shareholder for any act or obligation of such Series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or Series would be unable to meet its obligations.

      We hereby consent to the filing of this opinion in connection with Post-Effective Amendment No. 105 which you are about to file with the Securities and Exchange Commission and to the reference in the Statements of Additional Information incorporated by reference into the Series' Prospectuses.


                                          Sincerely yours,


                                          /s/ KIRKPATRICK & LOCKHART